SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim

13 Hartom Street

PO Box 45157

Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

Mobileye N.V. (the “Company”) announced today by press release (see exhibit 99.1 hereto) that the Company has released the Notice of and Agenda for the Annual General Meeting of Shareholders, which meeting will be held on June 13, 2017.

The Notice of and Agenda for the Annual General Meeting of Shareholders and the Shareholders Circular, together with instructions relating to voting, are included in this Form 6-K as exhibit 99.2 hereto. The form of proxy card is included in this Form 6-K as exhibit 99.3 hereto.

Exhibit No.	Description of Exhibit
99.1	Press release dated May 12, 2017
99.2	Notice of and Agenda for Annual General Meeting of Shareholders and Shareholders Circular
99.3	Form of proxy card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 12, 2017

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer